

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Kyle W. Carlson
President and CEO
10183 North Aero Drive, Suite 2
Hayden, ID 83835

> **Re: GreenPlex Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-165951**

Dear Mr. Carlson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you did not comply with Rule 472 under the Securities Act of 1933. Please comply with this rule when you file any future amendments.

Prospectus Summary, page 3

2.   We note your statement that there will be 300,000 shares of common stock outstanding after the offering in the table on page 3. This amount does not appear to be correct. Revise as appropriate.

Reports to Stockholders, page 11

3.   We note your response to comment six in our letter dated May 6, 2010, and we re-issue that comment. Please revise your statement "we will be obligated to file … quarterly reports on Form 10-Q containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter . . ."

4.   We note your response to comment seven in our letter dated May 6, 2010, and we re-issue that comment. Please add the disclosure required by Item 101(h)(5)(i) of Regulation S-K.

Employees, page 18

5.   Please revise to clarify what you mean by "an open-ended employment agreement."

Business Experience, page 49

6.   We note your response to comment 31 in our letter dated May 6, 2010. Please revise the disclosure regarding Mr. Christman to clarify, if true, that he was employed by Plavan Petroleum from 2005 to 2007, and specify the month in 2005 when his employment began and the month in 2007 when his employment ended. Also, please revise the disclosure regarding Ms. Troyer to specify her employment status from April 2008 to October 2008.

7.   We note your disclosure that Kyle Carlson worked on several home and landscape improvement reality TV shows as project manager and construction coordinator from 2004 to 2010. Please revise to indicate the TV reality shows Mr. Carlson worked for and address the employment dates for each position.

M. Security Ownership of Certain Beneficial Owners and Management, page 50

8.   We note your response to comment 35 in our letter dated May 6, 2010, and we re-issue that comment. We note your statement that "[t]he holdings of each of these named beneficial holders include only shares of common stock and no vested derivative securities are owned." We also note your statement in the "Market Price of and Dividends …" section that you had no outstanding stock options, warrants or other derivative securities. Please revise as appropriate or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director